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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                            HARVARD SCIENTIFIC CORP.
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                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
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                         (Title of Class of Securities)

                                    417465200
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                                 (CUSIP Number)

         Mr. Thomas E. Waite, 106 Ridge Road, Lake Mary, Florida 32746
                                 (702) 329-2255
-------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                January 13, 1998
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                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement of Schedule 13G to report the acquisition which is the subject of the Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class



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of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))




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CUSIP No.  417465200  13D

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   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Mr. Thomas E. Waite, # ###-##-####
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   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
                                                             (b)  [ X]
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   3   SEC USE ONLY


--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*
                      PF
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   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) OR 2(e)                              [  ]

--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

                         United States of America
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   NUMBER OF      7    SOLE VOTING POWER
     SHARES              1,486,441
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH                -0-
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH               1,486,441
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                          -0-




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 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

                           1,486,441
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES*

                                                                      [  ]
--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                           26.9
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

                           IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!





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                                  Schedule 13D


ITEM 1.  SECURITY AND ISSUER

         This statement relates to the Common Stock par value $0.01 per share of Harvard Scientific Corp. (the "issuer"), 100 North Arlington Avenue, Suite 380, Reno, Nevada 89501. All references herein to shares are to such Common Stock, unless otherwise indicated. All numbers of shares are adjusted to reflect the 1 for 10 reverse split effective February 2, 1998.


ITEM 2.  IDENTITY AND BACKGROUND

                  (I) Thomas E. Waite ("Waite"), the reporting person, has a business address at 755 Rinehart Road, Suite 100, Lake Mary, Florida 32746. He is the president, the chief executive officer and chairman of the board of directors of the issuer. He has never been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and has never been a party to any proceeding or subjected to a judgment, decree or final order enjoining future violations, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws. He is an American citizen.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Waite has acquired shares as follows:

         In December, 1995, Thomas E. Waite & Associates, a corporation wholly-owned by Waite, received 35,000 shares from the issuer in exchange for services rendered as a financial consultant.

         On December 18, 1996, Thomas E. Waite & Associates received 56,875 shares from the issuer in settlement of litigation involving its services.

         On November 14, 1997, Waite received 400,000 shares from the issuer in exchange for becoming the chairman of the board, president and chief executive officer of the issuer.

         On February 3, 1998, Waite purchased 790,139 shares for $2,500,000, representing a price of $3.164 per share, of which $7,901.39 was paid in cash, representing the par value of such shares, and $2,492,098.61 was in the




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form of a promissory note due March 31, 1999 and bearing interest at a rate of
1% above prime. The promissory note is secured by such 790,139 shares.

ITEM 4.  PURPOSE OF TRANSACTION

         The purpose of the acquisition of shares in December 1995 was to compensate Thomas E. Waite & Associates for services. The purpose of the acquisition of shares on December 18, 1996 was to effect settlement of a law suit arising in connection with services performed by Thomas E. Waite & Associates. The purpose of the acquisition of shares on November 14, 1997 was to induce Waite to work for the issuer and provide an incentive for his successful performance.

         The purpose of the acquisition of shares on February 3, 1998 was to invest in the issuer and to assist in the capitalization of the issuer for financial reporting and regulatory purposes. The acquisition of such shares was in accordance with an agreement dated January 13, 1998 with the issuer and Dr. Jackie R. See ("See"), a controlling person and director of, and a consultant to, the issuer, as amended on February 3, 1998, which agreement, as so amended, is referred to as the "Agreement." Under the Agreement, See and Waite have the right, but not the obligation, to purchase prior to April 1, 1999, up to an additional 592,604 shares, or 296,302 shares each, if the shares are purchased equally, as is contemplated. Of such shares, the initial 395,070 shares may be purchased at a price of $6.238 per share, or $2,500,000 if all such shares are purchased, and 197,534 shares may be purchased at a price of $12.656 per share, or $2,500,000 if all such shares are purchased. All the additional purchases would be made in tranches of $500,000 to $2,000,000 each and would be payable in cash at least to the extent of the par value of the shares purchased, with the balance payable by notes with the same payment and security terms as the notes delivered in connection with the initial $5,000,000 investment by See and Waite. Thus, there would be a maximum investment of $10,000,000 if all shares are purchased in accordance with the Agreement. It is planned to submit the Agreement to the shareholders of the issuer, whose approval is expected in view of the number of shares controlled by See and Waite.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a)      Beneficial Ownership

                  The aggregate number of shares of common stock of the issuer deemed to be beneficially owned by Waite is 1,486,441, which number includes the additional 296,302 shares that may be acquired by Waite pursuant to the Agreement.



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                  Such number of shares represents 26.9% of the 5,534,349 shares deemed to be outstanding, which amount reflects 5,238,047 shares actually outstanding and 296,302 additional shares issuable to Waite under the Agreement.

                  Because of the Agreement, Waite may be deemed a part of a group with See, although Waite expressly disclaims the existence of a group involving himself and any other person. See may be deemed to beneficially own 2,258,191 shares, including 1,105,139 outstanding shares owned by him; 110,000 shares owned by The Wassgren Anita See Trust (Anita See being See's wife) of which Trust See disclaims any beneficial interest or control; 746,750 shares owned by Bio-Sphere Technology, Inc., of which See is the controlling person, and 296,302 additional shares issuable to See under the Agreement. Such number represents 40.8% of the 5,534,349 shares deemed to be outstanding, which amount reflects 5,238,047 shares actually outstanding and 296,302 additional shares issuable to See under the Agreement.


         (B)      POWER TO VOTE AND POWER TO DISPOSE

                  Waite has the sole power to vote and the sole power to dispose of the 1,486,441 shares deemed to be beneficially owned by him, including the 296,302 additional shares issuable to him under the Agreement, if they are so issued. See has the sole power to vote and the sole power to dispose of the 1,401,441 shares beneficially owned by him, including the 296,302 additional shares issuable to him under the Agreement, if they are so issued. See has no power to vote or dispose of the 110,000 shares held by The Wassgren Anita See Trust. See has the power to direct the vote and direct the disposition of the 746,750 shares owned by Bio-Sphere Technology, Inc. Neither See nor Bio-Sphere Technology, Inc. has any power to direct the vote or direct the disposition of shares owned by Waite.


         (C)      TRANSACTIONS DURING THE LAST SIXTY DAYS

                  During the past sixty days, Waite and See have purchased shares in accordance with the Agreement, as described in Item 4. Bio-sphere Technology, Inc. sold 7,150 shares in the over-the-counter market as follows:





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   DATE                    NUMBER OF SHARES          PRICE PER SHARE RECEIVED
----------                 ----------------          ------------------------

1/5/98                            400                       $ 3.16
1/6/98                            400                         3.01
1/7/98                            400                         3.11
1/9/98                            400                         3.01
1/13/98                           800                         3.50
1/14/98                           400                         6.26
1/22/98                           400                         5.62
1/23/98                           400                         5.62
1/26/98                           400                         5.84
1/27/98                           400                         7.00
1/28/98                           400                         7.71
1/29/98                         2,350                         6.86


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         See Item 4 with respect to the Agreement.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         (a) Financing Agreement dated January 13, 1998 between the issuer, See and Waite. Incorporated by reference to Exhibit 99.1 to the issuer's Form 8-K filed January 26, 1998.

         (b) Amendment dated February 3, 1998 to Exhibit (a) between the issuer, See and Waite.

         (c) Employment Agreement dated January 5, 1998 between Waite and the issuer. Incorporated by reference to Exhibit 99.3 to the issuer's Form 8-K filed January 26, 1998.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 4, 1998

                               /s/Thomas E. Waite
                               ----------------------------------------------
                               Thomas E. Waite



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                                    Exhibit b

                            Harvard Scientific Corp.

                        AMENDMENT, DATED FEBRUARY 3, 1998
                                       to
                   FINANCING AGREEMENT, DATED JANUARY 13, 1998


     The Agreement dated January 13, 1998 ("Agreement") between Harvard Scientific Corp. ("Harvard") and Dr. Jackie R. See ("See") and Mr. Thomas E. Waite ("Waite" and, jointly with See, "Investors") hereby is amended as follows (the Agreement, as so amended, being herein referred to as the "Amended Agreement"):

     1. Initial Funding: An initial tranche of $5,000,000 will be purchased forthwith following the execution and delivery of this Amendment in lieu of the initial tranche of $500,000 - $2,000,000 provided in the Agreement, which will result in the acquisition of 1,580,278 shares ("Initial Acquisition Shares," the number of shares set forth in this Amendment reflecting the 1 for 10 reverse split of Harvard's common stock effective February 2, 1998) of Harvard common stock ("Common") at $3.164 per share. The purchase will be effected by the payment of $15,802.78 by checks of $7,901.39 from each of See and Waite, subject to collection, representing the par value of the Initial Acquisition Stock, and the balance of $4,984,197.22 by two promissory notes ("Initial Notes") of $2,492,098.61 from each of See and Waite in the form of Exhibit A hereto. The Investors will each promptly certify to Harvard that they have net worth, exclusive of securities or obligations of Harvard, in excess of the principal amount of the Notes upon which the Investor is obligated. Each Investor will submit to Harvard, on a confidential basis, a personal balance sheet supporting his certification of net worth.

     2. Any future tranches purchased in accordance with the Amended Agreement may be in cash or partially in cash and partially by notes ("Subsequent Notes" and, with the Initial Notes, "Notes") in the form of Exhibit A hereto, provided that in no case will the cash paid for any Common so purchased be less than the par value of the Common so purchased.

     3. To secure the obligations to Harvard (whose address is set forth in Exhibit A, hereto) of the Investors evidenced by the Notes, each Note will be secured by the Common with respect to whose purchase by the Investors the Note was consideration. The Investors will instruct the transfer agent of the Common to deliver the certificates for such Common to Harvard upon their issuance and will furnish to Harvard a stock power in blank, executed by the Investor or Investors involved, as to all such Common. Upon any default by any Investor in





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                                    Exhibit b

                            Harvard Scientific Corp.

                        AMENDMENT, DATED FEBRUARY 3, 1998
                                       to
                   FINANCING AGREEMENT, DATED JANUARY 13, 1998


the payment of any Note upon which he is obligated, Harvard shall have all rights provided under the Uniform Commercial Code of Florida with respect to Common held as security with respect to such Note. If an Investor arranges a sale or a refinancing of any Common so held as security, Harvard will cooperate with the Investor in releasing such Common to or on behalf of a purchaser, or lender on the security, of the Common upon receipt of payment of the Note involved or, if all the Common securing the Note is not sold or used as collateral, that portion of the principal amount and accrued interest with respect to the Note that the Common so sold bears to all the Common securing the Note.

     4. The date "January 1, 1999," where it appears in the paragraph of the Agreement headed "Subsequent Funding," hereby is deleted and replaced with "April 1, 1999."

     5. Harvard will submit the Amended Agreement to its stockholders for approval at its next meeting of stockholders or cause it to be considered for approval no later than any consent of stockholders in lieu of a meeting.

     6. Except as expressly modified herein, the Agreement shall remain in full force and effect in accordance with its terms.

     7. This Amendment may be signed in counterparts, each of which will be an original and all together will constitute one agreement.

     IN WITNESS HEREOF, the parties hereto have executed this Amendment this 3rd day of February 1998.


     HARVARD SCIENTIFIC CORP.                    INVESTORS


                                                /s/Jackie R. See
                                                -------------------------------
                                                Jackie R. See
By: /s/Thomas E. Waite
-----------------------------
Its: President and CEO



                                                /s/Thomas E. Waite
                                                -------------------------------
                                                Thomas E. Waite



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                                                                       Exhibit A



                                 PROMISSORY NOTE


$------------------


     The undersigned ("Investor") hereby promises to pay to Harvard Scientific Corp. on March 31, 1999 at its principal office, 100 North Arlington, Suite 380, Reno, Nevada, the sum of ___________ Dollars, together with interest from the date hereof at the rate of 1% above prime as promulgated from time to time by Citibank, N. A.. This Note may be prepaid at any time, in whole or in part, with interest on the amount prepaid to the date of prepayment, without penalty.

     The Investor hereby waives any right he may have to demand, notice or protest in connection with this Note. All costs of collection, if any, of this Note, including reasonable attorneys' fees, shall be payable by the Investor.

     This Note is entitled to the security provided in the Amended Agreement between Harvard Scientific Corp. and Dr. Jackie R. See and Mr. Thomas E. Waite.

     Executed this ________day of ___________, 199_.




                                                   -----------------------------